

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via Facsimile
Eli Feder
President and Chief Executive Officer
OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

> **Re: OSL Holdings Inc.**
> **Form 8-K**
> **Filed October 19, 2011**
> **File No. 001-32658**

Dear Mr. Feder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement

1. Please revise to disclose the repayment terms of the promissory note, including that you are required to make weekly installment payments beginning November 8, 2011 with final payment by January 3, 2012.

Description of Business

Business Overview

2. Please disclose here that you have not generated revenues since inception, disclose your net losses and accumulated deficit, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

3. Your disclosure here and elsewhere in the prospectus is written as if you were an established business with developed operations. It appears, however, that you are a development stage company with minimal operations to date. As such, please revise here and elsewhere as appropriate to discuss that actual state of your business. To the extent you want to discuss your aspirations, please revise to characterize them as aspirations rather than the current state of your business.

4. Please revise your description of business and your plan of operation sections to add the specificity about your business plan and the obstacles it faces necessary for investors to make an informed decision. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about costs, milestones, and anticipated sources of funding wherever possible. If financing is not currently available, please make it clear. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

5. Please disclose your cash on hand, monthly burn rate, and how long your current funds will last at this rate, each as of the most recent practicable date.

6. Please revise to briefly explain what makes your marketing programs "innovative."

7. Please briefly explain what a "virtual distributor" is. Please also tell us why you characterize yourself as a "marketer and distributor" rather than a dealer.

Our Corporate History and Background

8. Please update the disclosure in this section and clarify which of the agreements you discuss continue to apply to OSL and which were part of the spin-off of Red Rock Direct. We note, for example, your discussion of the acquisition of assets from SSD.

 Our Products

9. You state that you currently offer 65,000 items. Your website states that you offer 100,000 items. Please revise or explain the discrepancy.

Industry Overview

10. Please place the disclosure in this section in context by disclosing, if available, the percentage of the office supply market occupied by the large retail chains, by independent dealers, and direct from manufacturers, respectively.

11. Please delete references to ticker symbols in this section.

Marketing

12. Please disclose in greater detail how you intend to minimize overhead and "leverage external relationships and resources" and explain how your marketing strategy is designed to achieve these goals.

13. In this regard, please discuss in greater detail your strategic marketing partnerships and explain how these partnerships enable you to achieve the goals discussed in the last sentence of this section.

14. Your website highlights your focus on "cause marketing." This section, however, does not include such a discussion. To the extent this type of marketing is material to an understanding of your business, please revise accordingly.

Our Strategy

SOHO

15. We note that the data you provide in support of your claims in this section is more than five years old. Please revise to include updated information, if available. If updated information is not available, briefly state the basis for your belief that information from 2006 continues to reflect current trends in this industry. Additionally, please provide us with copies of all cited reports.

16. Please explain how your strategy is designed to tap into the so-called "SOHO" market. Your disclosure as currently presented discusses this market segment but it is not clear how your strategy is designed to capture this market.

Corporate

17. Please discuss is substantially greater detail the comprehensive corporate strategy you are developing and explain what you mean by "strong diverse and affinity working relationships."

Strategic Partnerships

18. Please file the agreements with United Stationers and EntireOne Loyalty as exhibits to your amended Form 8-K or tell us why these agreements are not required to be filed.

19. Please explain in greater detail your relationship with United Stationers and how you generate revenues from sales of office supplies on your website. Clarify whether you sell office products at a mark-up from the price you pay to United Stationers or whether your revenues take the form of commissions for sales driven through your website to United Stationers. Similarly discuss how your relationship with EntireOne Loyalty operates.

Competition

20. Please discuss in greater detail the competitive landscape for independent office supply dealers and where your business model fits in this competitive environment. Given your stage of development, it appears you are more likely to compete with smaller independent office supply dealers rather than Staples or OfficeMax at this point in time. Please revise accordingly.

Risk Factors

21. Please add a risk factor discussing the risks to you because of your reliance on a website and internet marketing capabilities.

22. Please add a risk factor discussing the risks to stockholders because your two officers and directors control over eighty percent of your issued and outstanding common stock. Please also address the risk that Crisnic could acquire voting control over the company through its ownership of preferred stock.

We have a limited operating history and there can be no assurance that we can achieve or maintain profitability.

23. Please revise this risk factor to disclose that you have not generated revenues to date and quantify your net losses and accumulated deficit.

Our market is highly competitive and we may not be able to continue to compete successfully.

24. Please revise to remove the fourth through eighth sentences in this risk factor. This disclosure tends to mitigate the risk presented.

We may have to incur debt in order to grow and run our operations.

25. Please revise this risk factor to disclose the $240,000 promissory note due to Crisnic Fund, S.A. and disclose that it is payable in installments with final payment due January 3, 2012.

The sale of securities by us in any equity or debt financing could result in dilution to our existing stockholders and have a material adverse effect on our earnings.

26. Please set forth the risks of dilution in the event that you default on the promissory note due to Crisnic. We note in this regard your disclosure in the second paragraph under "Preferred Stock" in the Description of Securities section.

If we are unable to adequately find our operations, we may be forced to voluntarily file for deregistration of our common stock with the Commission.

27. Given your current liquidity situation, please revise this risk factor to disclose your estimated annual reporting expenses.

We do not intend to pay dividends for the foreseeable future.

28. You refer to your financing arrangements with FGI in the last sentence of this risk factor, but do not discuss these arrangements elsewhere. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

29. Please substantially expand your disclosure regarding your website, including a discussion of the development costs and when you anticipate the website will be operational. If the website is not yet operational, explain why.

30. Please discuss in detail your plans to develop an internet marketing capability and disclose to what extent developing this capability is essential to your ability to begin generating revenues. We note your disclosure in the capital expenditures section that you anticipate spending $750,000 to develop this capability.

31. We note your disclosure that your revenues will be "predominately" from the sale of office supplies. Please clarify whether you expect to generate revenues from other sources, and if so, please disclose in detail.

Liquidity and Capital Resources

Financing

32. Please revise to quantify and separately discuss all liquidity needs foreseeable for the next twelve months, including funds to commence operations, satisfy the $240,000 note payable to Crisnic, fund the $750,000 to develop your internet marketing capability, and settle outstanding accounts payable. Please revise your disclosure to discuss the specific steps you are taking to locate sources of funds to satisfy these liquidity needs.

33. Your statement in the first sentence of this section that your current working capital position is insufficient to fund operations is inconsistent with the second sentence. Please revise accordingly.

Description of Property

34. Please provide the address of the office space you currently rent and briefly describe the terms of your lease.

Directors and Executive Officers

35. Please remove "successful" and "successfully" from Eli Feder's biography and "Kotch had particular success through homebuyer seminar marketing." Such characterizations are beyond the scope of Item 401(e) of Regulation S-K.

36. Please briefly explain the nature of the participation in the development of food products referenced in the biography of Eli Feder.

37. Please revise to include dates for each of the positions held in each of the biographies.

Conflicts of Interest

38. Please revise to specify the entities that your officers and directors may be affiliated with which may conflict with you and state the amount of time you expect each of your officers to spend working for you each week. Additionally, please add a risk factor describing the risks you reference in this section.

Involvement in Certain Legal Proceedings

39. Please delete the qualifying language "to the best of our knowledge" in the first sentence of this section.

40. Please revise to disclose legal proceedings during the past ten years, rather than the past five years. Refer to Item 401(f) of Regulation S-K. In particular, address the litigation and settlement with the New York attorney general involving Eric Kotch that you reference in his biography or tell us why this matter is not required to be disclosed in this section.

Executive Compensation

Summary Compensation Table

41. Please include disclosure of the $48,000 in common stock issued to your founders for services in the summary compensation table or advise.

Employment Agreements

42. You state here that you have no employment agreements.   However, in Note 7 to the financial statements, you state that you have two employment agreements. Please revise or advise.

Transactions with Related Persons

43. Please provide related party disclosure for Crisnic Fund, S.A., including disclosure of the note payable, or tell us why Crisnic is not a related party. Refer to Item 404(a) of Regulation S-K.

44. Please include related party disclosure regarding the issuance of 220,000 shares of common stock for $22,000 cash. We note in this regard disclosure in your statement of stockholders' deficit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief